GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

8515 East Orchard Road

Greenwood Village, CO 80111

April 21, 2011

Via Edgar Correspondence

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Great-West Life & Annuity Insurance Company (“Company”)

    Pre-Effective Amendment No. 1 to Registration Statement on Form S-1

    File No. 333-169563

Commissioners:

The Company and GWFS Equities, Inc. (“Underwriter”), as principal underwriter of the Contracts that are the subject to the above-referenced Registration Statement, each hereby requests, pursuant to Rule 461 under the Securities Act of 1933, that the Commission declare the Registration Statement effective on April 28, 2011 or as soon prior to or thereafter as practicable.

To our knowledge, no distribution of copies of the Registration Statement or the prospectus included therein has been made to prospective investors. Distributions thereof have been made only for purposes of internal use by Registrant and for regulatory filings.

Registrant and Underwriter each submits that this request satisfies the standards of Rule 461 and is consistent with the public interest and the protection of investors.

Very truly yours,

Great-West Life & Annuity Insurance Company		GWFS Equities, Inc.

By:	/s/ Sara Richman	By:	/s/ Teresa Luiz
	Sara Richman		Teresa L. Luiz
	Vice President		Compliance Officer

cc:	Patrick F. Scott

  Office of Insurance Products